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Craig P. Colmar	cpcolmar@jocolaw.com

April 23, 2015

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.; Mail Stop 3561

Washington, D.C. 20549

Attention: Ms. Anne Nguyen Parker, Assistant Director

Re:	Fenix Parts, Inc.

Registration Statement on Form S-1

Filed April 8, 2015

File No. 333-203296

Ladies and Gentlemen:

On behalf of Fenix Parts, Inc. (“Fenix” or the “Company”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission as set forth in Ms. Parker’s letter dated April 14, 2015 to Kent Robertson, the Company’s Chief Executive Officer, relating to the registration statement (the “Registration Statement”) on Form S-1 filed by the Company on April 8, 2015. The Company is filing Amendment No. 1 to the Registration Statement concurrently with the delivery to you of this response letter. For the Staff’s convenience, we have reproduced the Staff’s comment below in italic face type before our response.

We are furnishing the Staff with two clean and marked “courtesy” copies of Amendment No. 1 to the Registration Statement by separate overnight delivery.

Capitalization, page 28

1.	We note your response to comment 1 in our letter dated April 9, 2015 and your characterization of the IPO proceeds of $90,389 as hypothetical borrowings before the IPO to support your pro forma column presentation. Since the IPO and the business combinations occurred the same time, we do not consider your characterization of the proceeds as hypothetical borrowings to be factually supportable. As such, please revise by combining the pro forma and the pro forma as adjusted columns in your presentation.

United States Securities and Exchange Commission

Division of Corporate Finance

April 23, 2015

Response: The Company has revised the pro forma column presentation to combine the pro forma and the pro forma as adjusted columns.

In addition to the revision to the Registration Statement discussed above, Amendment No. 1 contains additional changes to update information presented in the Registration Statement, to clarify matters that the Company identified on its own, or that are immaterial modifications.

The Company and its representatives wish to thank the Staff for completing its review of the Registration Statement as amended by Amendment No. 1. If we can facilitate the Staff’s further review, or if the Staff has any questions about any of the information set forth herein, please call the undersigned or my colleagues, Robin Friedman or Georgann Joseph, or e-mail us. Our telephone number is (312) 922-1980 and our e-mail addresses are: cpcolmar@jocolaw.com, rcfriedman@jocolaw.com and gjoseph@jocolaw.com.

Sincerely,

Craig P. Colmar